

April 2, 2009

Ms. Hilda Kouvelis
Chief Financial Officer
TransAtlantic Petroleum Corp.
Suite 1840, 444 – 5th Ave., SW
Calgary, Alberta, Canada T2P 2T8

      Re: TransAtlantic Petroleum Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 6, 2009
             File No. 0-31643

Dear Ms. Kouvelis:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We may have additional comments once you include the form of proxy with your filing.

2.   Please revise your proxy statement to clarify whether any of the changes being made to your governing documents are independent of or are in addition to changes otherwise necessitated by the continuance of the Corporation under the Bermuda Act. For those changes that are not necessitated by the continuance of the Corporation, explain why the

change is being made. Also address whether the Proxy Rules would require unbundling of the proposals such that all separate items are presented separately for the consideration and potential approval by shareholders. See Exchange Act Rule 14a-4(a) and Rule 14a-4(b)(1).

3.   In that regard, for all such provisions not related to the continuance process, please revise your proxy card to present each matter apart from the proposal to approve the continuance. Also revise your filing to discuss separately each such matter, using appropriate headings.

What matters will be voted on at the Meeting, page 20

4.   Please revise your disclosure to clarify that the sole matter being voted upon is the approval of the Arrangement, and make clear that its approval would have the consequences you list.

Comparison of Shareholders' Rights under Alberta Law and Bermuda Law, page 31

5.   To help facilitate an understanding of the impact of the contemplated change in jurisdiction from the ABCA to the Bermuda Act upon the rights of your shareholders, please also include a summary table comparing such rights before and after the change in jurisdiction. Also eliminate the suggestions that your disclosure is incomplete or fails to provide a complete discussion of the material differences.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392 or in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

/s/ Timothy S. Levenberg for
H. Roger Schwall
Assistant Director